NEWPORT GROUP SECURITIES, INC.

(SEC ID. No. 8-44508)

_____

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION AND REPORT

DECEMBER 31, 2021

PUBLIC DOCUMENT

Filed as PUBLIC information pursuant to Rule 17a-5e(3)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123

Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER

8-44508

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Newport Group Securities

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

   300 Primera Blvd., Suite 200

(No. and Street)

Lake Mary	Florida	32746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa Sherrard	(925) 328 – 4416	Teresa.Sherrard@newportgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

  Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

555 Mission Street, Suite 1400	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-
   5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Teresa J. Sherrard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Newport Group Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Brandon Joseph Edwards
My Commission GG 958149
Expires 02/24/2024

Notary Public

Signature: Teresa J. Sherrard

Title: FINOP

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.
X (b) Notes to consolidated statement of financial condition.
(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
(d) Statement of cash flows.
(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
(f) Statement of changes in liabilities subordinated to claims of creditors.
(g) Notes to consolidated financial statements.
(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
(i) Computation of tangible net worth under 17 CFR 240.18a-2.
(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(t) Independent public accountant's report based on an examination of the statement of financial condition.
X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.
(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
(z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEWPORT GROUP SECURITIES, INC.

C ONTENTS

_____



Deloitte & Touche LLP
555 Mission Street
San Francisco, CA
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Newport Group Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte + Touche LLP

April 13, 2022

We have served as the Company's auditor since 2018.

NEWPORT GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

_____

ASSETS

	2021
Cash	$8,786,110
Receivables, net	4,995,346
Prepaid expenses and other assets	209,872
Total assets	$13,991,328

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued commissions	768,118
Due to related party	1,731,956
Deferred tax liability, net	113,146
Other liabilities	631,370
Total liabilities	$3,244,590
Stockholder's equity:	
Common stock, $1.00 par value; 2,000 shares authorized;	
100 shares issued and outstanding	100
Additional paid-in capital	1,145,230
Retained earnings	9,601,408
Total stockholder's equity	$10,746,738
Total liabilities and stockholder's equity	$13,991,328

Notes to the Financial Statements

December 31, 2021

_____

1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business

Newport Group Securities, Inc. ("NGS"), a Florida corporation and a wholly owned subsidiary of Newport Group Holdings II, Inc. ("NGH"), is a broker/dealer and registered investment advisor. NGS is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). NGS operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(1) thereof. When acting as a broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, NGS provides advice on investment strategies. NGS's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. NGS' marketing and sales activities are conducted on a nation-wide basis.

A summary of the NGS's significant accounting policies follows:

Cash

Cash includes interest-earning deposits and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables, net

Receivables consist primarily of commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $107,300 of unbilled receivables as of December 31, 2021. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. As of December 31, 2021, the Company had an allowance for doubtful accounts of $103,100. For the year ended December 31, 2021, the Company recorded $212,544 to bad debt recovery.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense or credit represents the change during the period in the deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NEWPORT GROUP SECURITIES, INC.

Notes to the Financial Statements

December 31, 2021

_____

1. **Nature of Business and Summary of Significant Accounting Policies** *(Continued)*

Recently Accounting Pronouncements Adopted

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes" (ASU 2019-12), which eliminates certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation, and calculating income taxes in interim periods. This ASU also includes guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted this standard effective January 1, 2021. The adoption of ASU 2019-12 did not have a material impact on the Company's condensed consolidated financial statements.

Recently Issued Accounting Pronouncement to Be Adopted

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" (ASU 2021-08). The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of ASU 2021-08 to have a significant impact on its consolidated financial statements and plans to adopt the standard effective January 1, 2023.

In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)" (ASU 2016-02), which requires the recognition of lease assets and lease liabilities arising from operating leases in the statement of financial position. This guidance is effective for fiscal years beginning after December 15, 2021, for private companies, including interim periods within those fiscal years. The Company expects the adoption of ASU 2016-02 will not have a material impact on its consolidated balance sheets, but is still in the process of evaluating the full impact, and will adopt the standard effective January 1, 2022

On December 18, 2021, the FASB issued ASU 2021-12, Simplifying the Accounting for Income Taxes, which modifies ASC 740 to simplify the accounting for income taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments in ASU 2021-12 are effective for public business entities for fiscal year beginning after December 15, 2021. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company does not believe adoption of the guidance will have a significant impact on its financial statements.

NEWPORT GROUP SECURITIES, INC.

Notes to the Financial Statements

December 31, 2021

_____

2. **Other Liabilities**

Other liabilities consisted of the following as of December 31, 2021:

Deferred revenue	$	246,493
Accrued Expense	$	285,176
Other	$	99,701
	$	631,370

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital as defined of $5,895,340, which was $5,679,034 more than its required minimum net capital of $216,306. At December 31, 2021, the ratio of aggregate indebtedness to net capital was 0.55 to 1. The Company has no liabilities, which are subordinated to the claims of general creditors.

4. **Related-Party Transactions**,

On December 1, 2003, the Company entered an expense sharing arrangement with Newport Group, Inc. ("NGI"), formerly known as The Newport Group, Inc., a sister company. Under the expense sharing arrangement, NGI permits the Company to market and distribute its products and services from NGI's facilities used in conjunction with NGI's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. NGI will provide the Company with professional support services as it may require conducting and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by NGI and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2021, the Company incurred $14,868,002 in expenses related to its cost sharing agreement with NGI. These expenses are included in various expense items in the accompanying statement of income.

9

Notes to the Financial Statements

December 31, 2021

_____

4.   **Related-Party Transactions**, *(Continued)*

The table below shows the breakout of the expenses for 2021 related to cost sharing agreement.

Compensation	11,818,132
Benefits and Payroll Taxes	1,927,498
Rent and occupancy costs	520,029
Technology	498,412
Travel and Entertainment	16,010
Telecommunications	77,993
Marketing, advertising, and communications	9,928
	$ 14,868,002

As of December 31, 2021, $1,084,948 was owed from NGS to NGI related to the cost sharing agreement as amended in July 2018.

As of December 31, 2021, the Company owed $593,675 to its parent company, NGH, for federal and state income taxes.

The company owed $53,333 to Newport Group Consulting ("NGC") on December 31, 2021 because of revenue received in NGS on behalf of NGC.

5.   **Income Taxes**

The components of the net deferred tax asset included in the statement of financial condition as of December 31, 2021, was as follows:

Deferred tax assets:		
Provision for allowance for doubtful accounts	$	25,931
Other accruals		-
Deferred income taxes, net	$	25,931

The Company files federal and state income tax returns on a consolidated basis with NGH where applicable. As such, the Company's tax provision, and related payable, as of and for the year ended December 31, 2021, was prepared using the separate-return method. The Company pays to or receives from NGH amounts equivalent to income tax charges or credits. As of December 31, 2021, NGS owed NGH $593,675 for income taxes. Deferred income taxes are established based upon temporary differences within the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions that may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for year before 2017.

Notes to the Financial Statements

December 31, 2021

_____

6.   **Commitments and Contingencies**

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

From time to time, the Company is involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, the legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

7.   **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through April 13, 2022, the date which these financial statements were issued. Nothing has occurred outside normal operations since that required recognition or disclosure in this financial statement.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Newport Group Securities, Inc.:

We have reviewed management's statements, included in the accompanying Newport Group Securities, Inc. Exemption Report, in which (1) Newport Group Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

April 13, 2022

We have served as the Company's auditor since 2018.



MANAGEMENT'S ASSERTION ON EXEMPTION SEA RULE 15c3-3(k)

Newport Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)1.
>
> (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Newport Group Securities, Inc.
I, Teresa J. Sherrard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Teresa J. Sherrard

Teresa J. Sherrard
Financial and Operations Principal
April 13, 2022